May 11, 2005


U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Mail Stop 03-09
Washington, D.C. 20549
Attn: Jim Rosenberg


Re:   Cytomedix, Inc. (the "Company")
      Form 10-KSB for the fiscal year ended December 31, 2004
      (File No. 000-28443)


Ladies and Gentlemen:

Filed today is our response to the Commission's letter to the Company dated May 6, 2005 regarding the Form 10-KSB for the fiscal year ended December 31, 2004. Set forth below is the text of each of the comments contained in the SEC letter and the Company's responses thereto. The headings and numbered paragraphs below correspond to the headings and paragraph numbers in the SEC letter. Page references in the Company's response to the SEC comments correspond to the page numbers in the Form 10-KSB - Annual Report.

Form 10-KSB for the year ended December 31, 2004

Statements of Operations, page F-4

1. We acknowledge your disclosure on page 10 wherein you assert existing activities are not considered research and development. In your response, please expand on your assertion by analyzing the guidelines provided by paragraphs 8 and 9 of FAS 2 as it relates to your activities.

      Response

      We have reviewed the guidance contained in paragraphs 8 and 9 of FAS 2.

      We wish to point out that the primary focus of the Company is the treatment of chronic, non-healing wounds through our existing proprietary AutoloGel(TM) System which is used to produce the platelet rich plasma gel. We currently market and sell this product as a continuing commercial activity throughout the United States.

      We have not been able to obtain mass market penetration of the AutoloGel(TM) System as further explained in our corporate history, strategy and clinical trials sections in the Form 10-KSB pages 2-4.


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U.S. Securities and Exchange Commission
May 11, 2005
Page 2


      We have identified several significant areas that we believe must be addressed before mass market penetration of the AutoloGel(TM) System can be achieved.

      o The first area involves reimbursement from third-party payers. We believe a necessary predicate to securing this broad reimbursement is through obtaining a national reimbursement code. The process to obtain a reimbursement code from the Centers for Medicare and Medicaid Services ("CMS"), while independent of the FDA approval process, is subject to similar procedural and independent clinical testing as required by the FDA in order to establish product safety and efficacy.

      o The second area involves securing Food and Drug Administration ("FDA") clearance or approval of the AutoloGel(TM) System for specific clinical indications such as for the treatment of non-healing diabetic foot ulcers, in order to increase the clinical acceptance and marketing of this technology. Additionally, many clinicians are reluctant to prescribe products that have not been approved by the FDA, notwithstanding the scope of the "physicians practice of medicine". Further, without FDA approval, the Company's ability to make claims for the AutoloGel(TM) System regarding its use to treat or heal wounds is limited.

      The clinical trials are solely to facilitate obtaining a national reimbursement code and securing Food and Drug Administration ("FDA") clearance or approval, neither of which is required for us to market and sell our products but, both of which are needed to obtain mass market penetration.

      The clinical trials are not designed to discover new knowledge, nor modify existing products or processes - they are designed to further enhance the marketability of our existing commercial product. Consequently, after re-visiting FAS 2 paragraphs 8, 9 and 10 (excluded items from research and development) we re-affirm these are not research and development activities.

Notes to Financial Statements

Note 2 - Summary of Significant Accounting Policies, Basis of Presentation, Page F-19

Note 9 - Intangible Assets, page F-25

2. We acknowledge your accounting policy disclosure on page F-19 wherein you indicate excess reorganization value will be treated "similar to goodwill." We also acknowledge you are a development stage enterprise, as explained on page 16 of your MD&A.

      We note that paragraph 9 of FAS 142 does not allow for goodwill recognition from a transaction unless it results from a business combination. Furthermore, footnote 4 of FAS 141 refers to EITF 98-3 to define when net assets constitute a business. In so doing, paragraph 6(f) of EITF 98-3 clarifies "if the transferred set is in the development stage and has not commenced planned principal operations, the set is presumed not to be a business." In light of your reference to SOP 90-7, we believe the aforementioned pronouncements provide the highest level of accounting guidance for your facts and circumstances.


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U.S. Securities and Exchange Commission
May 11, 2005
Page 3


      Please provide us your analysis supporting the recognition of excess reorganization value considering your status as a development stage enterprise; in your response please identify specific portions of accounting literature supporting your position.

      Response

      We wish to point out the following items:

      Paragraph 18 of SOP 90-7 Financial Reporting by Entities in Reorganization Under the Bankruptcy Code define its scope as: "18 This statement of position applies to financial reporting both by entities that have filed petitions with the Bankruptcy Court and expect to reorganize as going concerns under Chapter 11 and by entities that have emerged from Chapter 11 (emerging entities) under confirmed plans."

      Paragraph 16 of SOP 90-7 indicates that prior to SOP 90-7 ".16 ... Further, the financial reporting literature provides no specific guidance for financial reporting by entities emerging from Chapter 11 reorganization under confirmed plans."

      Paragraph 66 of SOP 90-7 indicates that: ".66 This entire statement of position shall become effective for financial statements of enterprises that have filed petitions under the Bankruptcy Code after December 31, 1990. Additionally, for enterprises that file petitions prior to January 1, 1991, and that have plans of reorganization confirmed after June 30, 1991, paragraphs .35 through .42 of this SOP shall be applied to their financial statements. Earlier application by entities in reorganization is encouraged."

      As indicated in Paragraph 38 of SOP 90-7 this SOP was updated in March 2003 to reflect the conforming changes necessary due to the issuance of FASB Statement Nos. 141 and 142. Paragraph 38 also provides the guidance for the recognition of excess reorganization value:

      .38 Entities that adopt fresh-start reporting in conformity with paragraph .36 should apply the following principles:

      o The reorganization value of the entity should be allocated to the entity's assets in conformity with the procedures specified by FASB Statement No. 141, Business Combinations. If any portion of the reorganization value cannot be attributed to specific tangible or identified intangible assets of the emerging entity, such amounts should be reported as goodwill in accordance with paragraph 6 of FASB Statement No. 142, Goodwill and Other Intangible Assets.

      o Each liability existing at the plan confirmation date, other than deferred taxes, should be stated at present values of amounts to be paid determined at appropriate current interest rates.

      o Deferred taxes should be reported in conformity with generally accepted accounting principles. Benefits realized from preconfirmation net operating loss carryforwards should first reduce reorganization value in excess of amounts allocable to identifiable assets and other intangibles until exhausted and thereafter be reported as a direct addition to paid-in capital.


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U.S. Securities and Exchange Commission
May 11, 2005
Page 4


      o Changes in accounting principles that will be required in the financial statements of the emerging entity within the twelve months following the adoption of fresh-start reporting should be adopted at the time fresh-start reporting is adopted.

      [Revised, March 2003, to reflect conforming changes necessary due to the issuance of FASB Statement Nos. 141 and 142.]

      FASB 141 Summary indicates: "This Statement addresses financial accounting and reporting for business combinations and supersedes APB Opinion No. 16, Business Combinations, and FASB Statement No. 38, Accounting for Preacquisition Contingencies of Purchased Enterprises." There was no business combination and therefore this FASB is not applicable.

      FASB 142 paragraph 9 indicates: "... The cost of a group of assets acquired in a transaction other than a business combination shall be allocated to the individual assets acquired based on their relative fair values and shall not give rise to goodwill." There were no assets acquired in a transaction and therefore this paragraph is not applicable.

      FASB 142 paragraph 6 indicates: "6. This Statement applies to goodwill and other intangible assets recognized on the acquisition of some or all of the noncontrolling interests in a subsidiary--whether acquired by the parent, the subsidiary itself, or another affiliate. 5 This Statement, including its transition provisions, applies to amounts recognized as goodwill in applying the equity method of accounting and to the excess reorganization value recognized by entities that adopt fresh-start reporting in accordance with AICPA Statement of Position 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code. That excess reorganization value shall be reported as goodwill and accounted for in the same manner as goodwill." FASB 142 specifically acknowledges SOP 90-7 and includes it within its scope as noted in paragraph 6.

      EITF 98-3 paragraph 4 indicates that the scope of the EITF is as follows:
      "4. The issues are whether the exchange of assets or groups of assets involving the receipt of a consolidated business can be considered an exchange of similar productive assets accounted for at historical cost pursuant to paragraph 21 of Opinion 29 and how a "business" should be defined. There was no exchange of assets and therefore this EITF is not applicable.

      To conclude, our position is the SOP 90-7 is the appropriate authoritative guidance applicable to our emergence from bankruptcy as validated in paragraph 6 of FASB 142. As required by SOP 90-7 paragraph 38 we allocated excess reorganization value to goodwill. FASB 141, 142 and EITF 98-3 did not apply to our emergence from bankruptcy as there was no business combination, exchange of assets nor acquisition of assets.


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U.S. Securities and Exchange Commission
May 11, 2005
Page 5


The Company acknowledges that:

      o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

      o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your prompt response to our filing. If you have any questions, or if we may be of any assistance, please contact the undersigned or Steven Polkoff at (847) 726-8100, of L J Soldinger Associates LLC, our independent registered accounting firm.

Very truly yours,


/s/ William Allender

William Allender

Encl.